EXHIBIT 99.3

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                                  NEWS RELEASE



For media information              For investor information
Neil McGlone                       Allan E. Jordan
Michael A. Burns & Associates      The Global Consulting Group
+1-214-521-8596                    +1-646-284-9400
nmcglone@mbapr.com                 ajordan@hfgcg.com

Motti Gadish
Retalix Ltd.
+972-9-776-6677
Motti.Gadish @retalix.com

      7-Eleven Deploys Retalix Software in Convenience Stores Across Norway and Sweden The Reitan retail group expands roll out of Retalix solutions

     Ra'anana, Israel, April 10, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that 7-Eleven Norway and Sweden, a part of the Reitan Service Handel group, has deployed Retalix software solutions to improve operations and management of its 185 convenience stores in Norway and Sweden.

     Retalix StorePoint(TM) provides 7-Eleven Norway and Sweden with extensive functionality and flexibility to support its various business initiatives at the stores, while the Retalix head office solution (HOST) enables price management, sales reporting and margin analysis at the central management level. The rollout of Retalix StorePoint has been completed in all 185 7-Eleven stores in Norway and Sweden.

      Retalix is partnering with Wincor Nixdorf (WN) Norway for the contract, with WN Norway providing hardware, project management of roll-out and support.

     7-Eleven Norway and Sweden is part of the Norway-based Reitan Servicehandel retail group, which operates in Norway, Sweden and Denmark. The Reitan group has been using Retalix solutions in other retail chains, including Narvesen in Norway and Pressbyran in Sweden.

     "We decided to expand the deployment of Retalix StorePoint to include our 7-Eleven stores because of the system's extensive functionality at the point of sale, as well as the tight central control and integrated data flow between the stores and the Retalix head office solution", said Olav Naess of Reitan Servicehandel. "With Retalix StorePoint, our customers enjoy faster and easier service when they visit our stores."

     "The Reitan group has been a Retalix customer and partner since 2000, and I am delighted to see our partnership grow into their 7-Eleven stores too", said Barry Shaked, President and CEO, Retalix Ltd. "We view Scandinavia as an important market in Europe, and the rollout of our solutions in 7-Eleven Scandinavia further strengthens our position in this market".

     About Reitan Servicehandel

     Reitan Servicehandel is a leading Scandinavian retailing group, that specializes in franchise-based retail businesses. Reitan's retail brands include Narvesen in Norway and Latvia, Pressbyran in Sweden, 7-Eleven in Norway, Sweden and Denmark, , Interpress in Norway, Svenska Interpress, DCA in Denmark, and Engrospartner in Norway. Reitan Servicehandel serves 200 million customers and counts 1,400 sales points. The company's turnover in 2005 was USD 1 billion.

     Reitan group on the Web: www.reitangruppen.no
                              --------------------

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix and Retalix StorePoint are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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